Exhibit (d)(3)

RETENTION AGREEMENT

THIS RETENTION AGREEMENT (“Retention Agreement”) dated as of March 14, 2007 between Michael Hickey (the “Executive”) and Pitney Bowes Inc., a Delaware corporation (“Pitney Bowes”).

WHEREAS, Pitney Bowes, MapInfo Corporation (the “Company”) and Magellan Acquisition Corp. (“MAC”) have entered into an Agreement and Plan of Merger dated March 14, 2007 (the “Purchase Agreement”), whereby MAC, a wholly owned subsidiary of Pitney Bowes, will merge with and into the Company (the “Merger”);

WHEREAS, in connection with the Merger, the Company will be the surviving corporation and will become a wholly owned subsidiary of Pitney Bowes;

WHEREAS, the Executive is experienced in the business of the Company (the “Business”) and has acquired knowledge and expertise regarding the technologies and business processes of the Business;

WHEREAS, the Executive is currently employed by the Company, pursuant to an Employment Agreement dated December 28, 2006, (the “Prior Agreement”);

WHEREAS, subject to the consummation of the transactions contemplated by the Purchase Agreement, the Company desires to retain the Executive to provide certain critical business and integration duties for the Company after the Closing (as defined in the Purchase Agreement);

WHEREAS, the Executive is willing to render such services according to the terms and conditions outlined herein.

NOW, THEREFORE, in consideration of Pitney Bowes’s agreement to continue the employment of the Executive on and following the Closing, subject to the Pitney Bowes’ pre-employment terms and conditions which include a satisfactory background check and drug screening test as well as the provision of proper immigration control forms, and subject to the Executive’s agreement to continue to be employed by the Company and to execute and comply with the terms of the Proprietary Interest Protection Agreement attached hereto as Exhibit A, the Company and the Executive hereby agree as follows:

1.	Position. The Executive shall be assigned the position of Vice President and General Manager, Pitney Bowes and Executive Vice President of Operations of the Company.

2.	Effectiveness of Retention Agreement. This Retention Agreement shall become effective and shall supersede the Prior Agreement upon the Closing (the “Effective Date”). In the event that the Closing does not occur, this Retention Agreement shall be null and void and shall have no force and effect. This Retention Agreement shall remain in effect until the second anniversary of the Effective Date unless terminated earlier as set forth below.

3.	At-Will Employment. This Retention Agreement does not alter the Executive’s status as an at-will employee of the Company, which means that employment with the Company may be terminated at any time by either party with or without Cause (as defined below) and for any or no reason. This at-will employment shall be for no definite or determinable period and will be subject to the then current Pitney Bowes policies and procedures.

4.	Compensation.

A. Base Pay. The Company shall pay the Executive a base salary (the “Base Salary”) at the rate of $310,000 per annum. The Executive’s Base Salary shall be paid ratably on the normal pay cycles established by the Company and shall be subject to increase as determined by the Company in its sole discretion.

B. Annual Incentive Compensation. For fiscal years 2007 and 2008 the Executive shall be eligible to receive an incentive compensation bonus (the “Incentive Bonus”). The Incentive Bonus opportunity target level shall be 75% of the Executive’s Base Salary and the Incentive Bonus opportunity maximum level shall be 140% of the Executive’s Base Salary, based on achievement of performance metrics (as determined by Pitney Bowes) relating to the effective integration and growth of the Business for which the Executive is responsible. The Company shall pay the Incentive Bonus, if any, to the Executive on the date on which bonuses are paid to executives generally, subject to Executive’s continued employment with the Company on the date of such payment. For fiscal years beginning 2009 the Executive shall be eligible to receive incentive compensation in accordance with the Pitney Bowes Incentive Program, in effect at that time.

C. Retention Bonus. In connection with the Executive’s continued employment with the Company and in consideration for his efforts in connection with the integration of the Business following the Closing, subject to Section 5 below, the Executive shall be eligible for a bonus payment in an amount equal to 30% of the Executive’s Base Salary payable on the first anniversary of the Effective Date and a bonus payment in an amount equal to 30% of the Executive’s Base Salary payable on the second anniversary of the Effective Date (each a “Retention Bonus”).

D. Restricted Stock Units. Subject to the approval of the Compensation Committee of the Board of Directors of Pitney Bowes, as soon as practicable following the three-month anniversary of the Effective Date the Executive shall receive Restricted Stock Units under the terms of the Pitney Bowes 2007 Stock Plan and a restricted stock unit agreement. The Restricted Stock Units shall vest on the fourth anniversary of the date of grant subject to the Executive’s continued employment with the Company on the date of such vesting.

5.	Termination.

A. Automatic Termination of Agreement. In that the Company is retaining the unique personal services of the Executive, this Retention Agreement shall automatically terminate upon the Executive’s death, disability, voluntary resignation or termination with or without Cause. “Cause” shall mean (i) the material failure on the part of the Executive to perform his duties under this Retention Agreement, (ii) material dishonesty or gross misconduct by the Executive in the performance of his duties hereunder, (iii) injury caused by the Executive to the reputation of the Company, (iv) a material breach of a covenant in this Retention Agreement, or (v) conviction of the Executive or the Executive’s pleading guilty or no contest to a crime involving moral turpitude or to a felony.

B. Pro-rata Payment of Retention Bonus. In the event of the Executive’s death or disability, any unpaid portion of the Retention Bonus owed to the Executive shall be prorated through the date of death or disability and any remaining portion of the Retention Bonus shall be forfeited. For purposes of the preceding sentence, “disability” shall mean the Executive’s inability to perform the essential functions of the Executive’s job for a period of six (6) consecutive months. In the event of the Executive’s termination by the Company without Cause, any unpaid portion of the Retention Bonus shall be paid to the Executive. Any amounts payable pursuant to this Section 5.B. shall be paid as soon as practicable following the Executive’s death, disability or termination by the Company without Cause.

C. Forfeiture of Retention Bonus. In the event the Company terminates the Executive’s employment for Cause, or the Executive voluntarily resigns from employment, the Executive shall forfeit his right to receive any unpaid portion of the Retention Bonus.

6.	Severance. If the Executive is involuntarily terminated from employment by the Company without Cause, subject to the Executive’s execution of a general waiver and release in such reasonable and customary form as shall be prepared by Pitney Bowes of all claims the Executive may have against the Company and its subsidiaries and affiliates, the Executive shall be eligible to receive severance in an amount determined by, and payable in accordance with, the Pitney Bowes severance plan and any applicable Pitney Bowes severance practice as in effect on the date of such termination.

The payment of severance is also contingent on the Executive’s compliance with the restrictive covenants set forth in the Proprietary Interest Protection Agreement attached hereto as Exhibit A, including, without limitation, the confidentiality, non-competition and non-solicitation covenants and the covenant regarding the disclosure and assignment to the Company of all rights, title and interest in intellectual property.

7.	Compliance with Company Policies and Applicable Laws. The Executive agrees to comply with all Pitney Bowes policies and practices including, without limitation, the Pitney Bowes’ Conflict of Interest Policy attached hereto as Exhibit B and with all applicable federal, state and local laws and regulations.

8.	Tax Withholding. The Company shall withhold from payments made to the Executive all applicable federal, state and local income and employment taxes.

9.	Payment Delay. Notwithstanding anything in this Retention Agreement to the contrary, in the event the Executive becomes entitled to payments under this Retention Agreement that are not exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the Executive is determined to be a “specified employee” (as defined in Section 409A of the Code), to the extent necessary to comply with Section 409A of the Code, such payments will be made on the first business day following the six-month anniversary of the Executive’s “separation from service date” (as defined in Section 409A of the Code).

10.	Survival from Prior Agreement. Section 7 of the Prior Agreement, relating to the Golden Parachute Excise Tax, shall survive in its entirety and is incorporated herein by reference; provided, however, that “the Company” shall be deemed to refer to Pitney Bowes, as applicable, except in Section 7.1 thereof, in which the “Company” shall refer to the Company. Notwithstanding the foregoing, Section 7 of the Prior Agreement shall only be applicable with respect to the Merger, and not with respect to any other “change in the ownership or effective control” or “change in the ownership of a substantial portion of the assets” of any corporation that could give rise to an excise tax pursuant to Section 4999.

11.	PB Resolve Program. All claims arising under this Retention Agreement shall be subject to final and binding arbitration under the procedures established by the PB Resolve Program, which is a four-step alternative dispute resolution program ending in binding arbitration. The parties acknowledge and agree that any claims arising out of this Retention Agreement shall be deemed “covered claims” entitled to resolution by arbitration with an independent third party arbitrator in accordance with the PB Resolve Program.

12.	Entire Agreement. This Retention Agreement contains the sole and entire agreement between the parties with respect to the subject matter of this Retention Agreement. The parties acknowledge that any prior agreements, (including, without limitation, the Prior Agreement and the Term Sheet, if any, between the Executive and Pitney Bowes), understandings, statements or representations that may have been made heretofore regarding the terms and matters dealt with in this Retention Agreement are superseded and void and have no effect and that neither party has relied thereon, except to the extent expressly incorporated herein. Notwithstanding the foregoing the parties agree that Section 11 of the Prior Agreement remains in full force and effect.

13.	Waiver and Amendment. No waiver, modification or amendment of any provision of this Retention Agreement or any covenant, condition, or limitation herein contained is valid unless in writing and duly executed by the parties hereto be charge therewith. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Retention Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

14.	Assignability. This Retention Agreement is personal to the Executive and neither this Retention Agreement nor any rights hereunder is assignable by the Executive to any other party for any purpose. Pitney Bowes may assign this Retention Agreement to an affiliate or to any successor of Pitney Bowes or acquirer of all or substantially all of the assets of Pitney Bowes.

15.	Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally, (ii) on the fourth business day following the date delivered or mailed by United States by registered or certified mail, return receipt requested, postage prepaid, (iii) on the date of transmission, if delivered by confirmed facsimile, or (iv) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, addressed as follows:

If to the Company:

PB MapInfo

One Global View

Troy, NY 12180

with a copy to:

Pitney Bowes Inc.

One Elmcroft Road, MSC 63-39

Stamford, CT 06926

Attention: Senior Attorney – Benefits, Mergers & Acquisitions

If to the Executive, at the address of the Executive on the Company’s records.

16.	Governing Law. This Agreement shall be governed and interpreted pursuant to the laws of the State of Connecticut without giving effect to conflict of laws principles.

17.	Proprietary Interest Protection Agreement. The terms of the Proprietary Interest Protection Agreement attached hereto as Exhibit A shall be integral to this Retention Agreement and shall survive the termination of this Retention Agreement.

IN WITNESS WHEREOF, this Retention Agreement has been executed by the parties as of the date stated above.

Pitney Bowes Inc.		MICHAEL HICKEY

By:	/s/ Leslie Abi-Karam	/s/ Michael Hickey
	Leslie Abi-Karam	Michael Hickey
EVP and President
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